UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934
For the month of June, 2008
Cameco Corporation
(Commission file No. 1-14228)
2121-11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐      Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.
1.	Press Release dated June 3, 2008	3 — 4
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 3, 2008	Cameco Corporation
By:

”Gary M.S. Chad”
Gary M.S. Chad, Q.C. Senior Vice-President, Governance, Law and Corporate Secretary

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn
2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco and Kazatomprom Progress Toward Conversion Plant
Saskatoon, Saskatchewan, Canada, June 3, 2008 . . . . . . . . . . . . . . .
Cameco Corporation and Kazatomprom are pleased to announce today that they are establishing a new legal entity, Ulba Conversion LLP, to further advance the development work of a 12,000 tonne, UF6 conversion facility at the Ulba Metallurgical plant in Ust-Kamenogorsk, Kazakhstan. Ownership of Ulba Conversion will be Kazatomprom 51% and Cameco 49%. Azamat Belyalov, currently director general of JV Akbastau JSC, a uranium mining company, has been appointed director general of the new entity.
The two companies entered into a memorandum of understanding (MOU) last year to co-operate on the development of uranium conversion capacity and to pursue additional uranium production. Kazatomprom is owned by the Kazakh government.
Cameco and Kazatomprom have agreed to begin the first stage of the feasibility study to evaluate a conversion plant based on the results of a detailed scoping study. This first stage will be funded by the two companies based on their participating interest and is expected to be completed in the next year. Cameco will provide the technology for the conversion plant and potentially hold an interest of up to 49%.
Cameco and Kazatomprom are also making progress on their plans to double future production from the Inkai uranium deposit, raising total annual production to 10.4 million pounds on a timeframe to be confirmed. A project feasibility study is complete and is being reviewed by the partners.
The Inkai project is located in Kazakhstan and is owned and operated by Joint Venture Inkai (JVI), which consists of Cameco (60%) and Kazatomprom (40%). JVI has constructed a full-scale in situ recovery mine and mill that is targeting commercial production in 2008 and plans to ramp up to 5.2 million pounds of annual production in 2010 (Cameco’s share is 3.1 million pounds). While the existing project ownership would not change, Cameco’s interest in additional capacity would be 50% with the remainder held by Kazatomprom. Cameco’s share of 10.4 million pounds of annual production would be 5.7 million pounds.
Cameco and Kazatomprom continue to progress toward binding agreements based on the MOU. These agreements will require various government approvals to implement.
Kazatomprom, one of the world’s largest uranium producers, has significant uranium resources with ambitious plans to grow its uranium production capacity in Kazakhstan. This will contribute to increased future demand for conversion capacity.

Profile
Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium producer. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.
Caution Regarding Forward-Looking Information and Statements
Statements contained in this news release which are not current statements or historical facts are “forward-looking information” (as defined under Canadian securities laws) and “forward-looking statements” (as defined in the U.S. Securities Exchange Act of 1934, as amended) which may be material and that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by them. The statements above regarding the anticipated commencement and completion date of the feasibility study for the conversion plant, the anticipated commercial production date for the Inkai project and the anticipated production levels from the Inkai uranium deposit are subject to the risk of delay or inability to reach binding agreements relating to the MOU and obtain the related required regulatory approvals; unexpected or challenging geological conditions; various political risks; availability of reagents and supplies critical to production; and other development and operating risks.
Forward-looking information and statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about the ability to reach binding agreements relating to the MOU within the anticipated timeframe, and to obtain the related required regulatory approvals; there being no significant changes in production, cost and reserve estimates; the status of geological and other conditions; and the absence of any material adverse effects arising as a result of political risks, natural disasters, adverse changes in government legislation, regulations or policies.
Additional risk factors and assumptions are noted in Cameco’s annual information form and current annual and quarterly management discussion & analysis. Forward-looking information and statements contained in this news release are presented for the purpose of assisting Cameco’s shareholders in understanding management’s current views regarding those future outcomes, and may not be appropriate for other purposes.
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